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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

                                                Commission File Number :  1-8645

                          NOTIFICATION OF LATE FILING

    (Check One): / / Form 10-K  / / Form 11-K  / / Form 20-F  /X/ Form 10-Q
                 / / Form N-SAR

For Period Ended:                         February 29, 1996
                   -------------------------------------------------------------
/ / Transition Report on Form 10-K          / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F          / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

For the Transition Period Ended:
                                  ----------------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I.  REGISTRANT INFORMATION

Full name of registrant:                    Mego Financial Corp.
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Former name if applicable:
                             ---------------------------------------------------

Address of principal executive office (Street and Number):

                                              4310 Paradise Road
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City, State and Zip Code:                     Las Vegas, NV 89109

                       PART II.  RULE 12b-25 (b) AND (c)

         IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12b- 25(b), THE FOLLOWING SHOULD BE COMPLETED. (CHECK APPROPRIATE BOX.)

/X/      (A)     THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS
         FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE;

/X/      (B)     THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION
         REPORT ON FORM 10-K, 20-F, 11-K OR FORM N-SAR, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE 15TH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

/ /      (C)     THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE
         12b-25(c) HAS BEEN ATTACHED IF APPLICABLE.

                              PART III.  NARRATIVE

         STATE BELOW IN REASONABLE DETAIL THE REASONS WHY FORM 10-K, 11-K, 20-F, 10-Q, N-SAR OR THE TRANSITION REPORT PORTION THEREOF COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD. (ATTACH EXTRA SHEETS IF NEEDED.)

                                        SEE ATTACHED.
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                          PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                 Irving J. Steinberg             (702)           737-3700
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                      (Name)                  (Area code)   (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                /X/ Yes   / / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding time period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                /X/ Yes   / / No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                           SEE ATTACHED

                             Mego Financial Corp.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 15, 1996                        By:  /s/ Irving J. Steinberg
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                                                  Irving J. Steinberg
                                                  Mego Financial Corp.
                                                  Chief Accounting Officer
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                           ATTACHMENT TO FORM 12b-25
                  FORM 10-Q FOR PERIOD ENDED FEBRUARY 29, 1996


PART III - NARRATIVE

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended February 28, 1996 because the Registrant is experiencing delays in the collection and compilation of certain financial information required to be included in the Form 10-Q. The Form 10-Q will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(3) The Registrant anticipates that it will report a significant and positive material change in its results of operations for the quarter ended February 29, 1996 from the corresponding period for the last fiscal year. The Registrant is unable to make a reasonable estimate of the change because of the delays in the collection and compilation of certain financial information discussed above.